Exhibit 99.3

Execution version

VALE CAPITAL LIMITED,

as Company

and

COMPANHIA VALE DO RIO DOCE,

as Guarantor

and

THE BANK OF NEW YORK,

as Trustee

SECOND SUPPLEMENTAL INDENTURE

Dated as of June 25, 2007

Supplemental to Indenture dated as of June 25, 2007

Second Supplemental Indenture, dated as of June 25, 2007, (this “Supplemental Indenture”) among VALE CAPITAL LIMITED, a Cayman Islands exempted company incorporated with limited liability (herein called the “Company”), having its principal office at Walker House, 87 Mary Street, George Town, Grand Cayman, KY1-9002, Cayman Islands, COMPANHIA VALE DO RIO DOCE, a company duly organized and existing under the laws of the Federative Republic of Brazil (herein called “CVRD” or the “Guarantor”), having its principal office at Avenida Graça Aranha, No. 26, 17° Andar, 20030-900 Rio de Janeiro, RJ, Brazil, and THE BANK OF NEW YORK, a banking corporation duly organized and existing under the laws of the State of New York, having its principal corporate trust office at 101 Barclay Street, New York, New York 10286, as Trustee (herein called the “Trustee”) under the Indenture, dated as of June 25, 2007, among the Company, the Guarantor and the Trustee (the “Base Indenture”).

W I T N E S S E T H :

Whereas, the Base Indenture provides for the issuance from time to time thereunder, in series, of Securities of the Company carrying the Guaranty of the Guarantor, and Section 9.1 of the Base Indenture provides for the establishment of the form and terms of Securities issued thereunder through one or more supplemental indentures, and the addition, modification or elimination of any provisions of the Base Indenture in respect of such Securities;

Whereas, the Company and the Guarantor desire by this Supplemental Indenture to create a new series of Securities to be issuable under the Base Indenture, as supplemented by this Supplemental Indenture, and to be known as the Company’s 5.50% Guaranteed Notes due 2010, Series RIO P (the “Notes”), the principal amount of which is mandatorily exchangeable at Maturity (as defined herein) into American Depositary Shares (“ADSs”), each representing one preferred class A share of CVRD, on the terms and under the conditions specified in this Supplemental Indenture;

Whereas, the Company and the Guarantor have duly authorized the execution and delivery of this Supplemental Indenture to establish the Notes as a series of Securities under the Base Indenture and to provide for, among other things, the issuance of and the form and terms of the Notes and additional covenants for the benefit of the Holders thereof and the Trustee; and

Whereas, all things necessary to make this Supplemental Indenture a valid and binding legal obligation of the Company and the Guarantor according to its terms have been done.

Now, therefore, for and in consideration of the premises and the purchase and acceptance of the Notes by the Holders thereof and for the purpose of setting forth, as provided in the Base Indenture, the form of the Notes and the terms, provisions and conditions thereof, the Company and the Guarantor covenant and agree with the Trustee as follows.

1.	Base Indenture; Definitions

1.1 Provisions of the Base Indenture

Except insofar as herein otherwise expressly provided, all the definitions, provisions, terms and conditions of the Base Indenture shall remain in full force and effect. The

Base Indenture, as amended and supplemented by this Supplemental Indenture, is in all respects ratified and confirmed, and the Base Indenture and this Supplemental Indenture shall be read, taken and considered as one and the same instrument for all purposes.

1.2 Definitions

For all purposes of this Supplemental Indenture and the Notes, except as otherwise expressly provided or unless the subject matter or context otherwise requires:

1.2.1 any reference to a “Section” refers to a Section of this Supplemental Indenture;

1.2.2 the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Supplemental Indenture as a whole and not to any particular Section or other subdivision;

1.2.3 all terms used in this Supplemental Indenture that are defined in the Base Indenture have the meanings assigned to them in the Base Indenture, except as otherwise provided in this Supplemental Indenture;

1.2.4 the term “Securities” as defined in the Base Indenture and as used in any definition therein, shall be deemed to include or refer to, as applicable, the Notes; and

1.2.5 the following terms have the meanings given to them in this Section 1.2.5.

“Additional Interest” has the meaning set forth in Section 2.2(e).

“ADS Depositary” means the depositary for the CVRD preferred class A shares represented by the ADSs, currently J.P. Morgan Chase Bank, N.A., pursuant to the Deposit Agreement, dated as of February 25, 2002, as amended, between the ADS Depositary and CVRD.

“ADS Price” means (i) with respect to a Cash Acquisition (A) if the consideration paid per ADS consists only of cash, the amount of cash paid per ADS or (B) if such consideration consists of any property other than cash, the average Daily Closing Price of the ADSs on each of the 10 consecutive Scheduled Trading Days up to, but not including, the first business day prior to the effective date of the Cash Acquisition, or (ii) with respect to an Optional Tax Conversion, the average Daily Closing Price of the ADSs on each of the 10 consecutive Scheduled Trading Days up to, but not including, the first business day prior to the date of the Optional Tax Conversion; provided that if a Market Disruption Event occurs on one or more Scheduled Trading Days during a period in which the ADS Price is being determined and the Daily Closing Price cannot be so determined within three (3) Scheduled Trading Days after the first Scheduled Trading Day on which the Market Disruption Event occurred or existed, then instead of using the Daily Closing Price, the price for the ADSs for that day to be used in calculating the ADS Price shall be the Fair Market Value of one ADS on such Scheduled Trading Day.

“ADSs” has the meaning set forth in the recitals.

“Anticipated Effective Date” has the meaning set forth in Section 2.5(b).

“Cash Acquisition” means the consummation of any acquisition (whether by means of a liquidation, share exchange, tender offer, consolidation, recapitalization, reclassification, merger of us or any sale, lease or other transfer of the consolidated assets of ours and our subsidiaries) or a series of related transactions or events pursuant to which 50% or more of CVRD’s preferred class A shares is exchanged for, converted into or constitutes solely the right to receive cash, securities or other property more than 10% of which consists of cash, equity securities that are not, or upon issuance will not be, traded on the New York Stock Exchange or quoted on the Nasdaq National Market, or other property.

“Cash Acquisition Conversion” has the meaning set forth in Section 2.5(a)(ii) hereof.

“Cash Acquisition Conversion Date” means the effective date of any early conversion of the Notes pursuant to Section 2.5 hereof.

“Cash Acquisition Conversion Notice” has the meaning set forth in Section 2.5(b) hereof.

“Cash Acquisition Conversion Period” has the meaning set forth in Section 2.5(a) hereof.

“Cash Acquisition Conversion Rate” means the conversion rate set forth in the table below for the applicable Effective Date of a Cash Acquisition (or the date of an Optional Tax Conversion pursuant to Section 2.10 hereof) and the applicable ADS Price (as the ADS Prices indicated in the column headings may be adjusted pursuant to Section 2.8 hereof), except that (i) if the ADS Price is in excess of $120 (as such amount is adjusted from time to time pursuant to Section 2.8), then the Cash Acquisition Conversion Rate shall be the Minimum Conversion Rate, (ii) if the ADS Price is less than $25 (as such amount is adjusted from time to time pursuant to Section 2.8), then the Cash Acquisition Conversion Rate shall be the Maximum Conversion Rate, and (ii) the Cash Acquisition Conversion Rate is subject to adjustment in accordance with the provisions of Section 2.8 hereof.

Effective Date	RIO P ADS Price on Effective Date
	$25.00	$30.00	$35.00	$38.59	$45.00	$48.62	$55.00	$60.00	$65.00	$70.00	$75.00	$80.00	$90.00	$100.00	$110.00	$120.00
6/19/2007	1.2039	1.1678	1.1370	1.1186	1.0930	1.0820	1.0673	1.0589	1.0526	1.0479	1.0443	1.0416	1.0379	1.0356	1.0342	1.0332
6/15/2008	1.2315	1.1926	1.1558	1.1328	1.1000	1.0859	1.0674	1.0573	1.0500	1.0448	1.0410	1.0383	1.0349	1.0331	1.0321	1.0314
6/15/2009	1.2701	1.2346	1.1902	1.1584	1.1100	1.0893	1.0635	1.0508	1.0428	1.0378	1.0347	1.0328	1.0310	1.0302	1.0299	1.0297
6/15/2010	1.2957	1.2957	1.2957	1.2957	1.1111	1.0283	1.0283	1.0283	1.0283	1.0283	1.0283	1.0283	1.0283	1.0283	1.0283	1.0283

For purposes of applying the table above, if the Effective Date (or the date of an Optional Tax Conversion pursuant to Section 2.10 hereof) falls between the dates set forth under the heading “Effective Date” in the table above, or if the ADS Price falls between two amounts set forth in the other column headings in the table above, the Cash Acquisition Conversion Rate shall be determined by straight-line interpolation between the Cash Acquisition Conversion Rates set forth for the higher and lower ADS Prices and effective dates, as applicable, based on a 365-day year.

“Cash Acquisition Interest Make-Whole Amount” means, with respect to any Notes that are converted during any applicable Cash Acquisition Conversion Period, the sum of (i) an amount equal to any accrued and unpaid interest (including deferred interest) on such Notes, and (ii) the present value of all remaining scheduled interest payments on the Notes through and including Stated Maturity, computed on the basis of a 360-day year comprised of 12 30-day months and using a discount rate equal to the Treasury Yield plus 50 basis points.

“Conversion Rate” has the meaning set forth in Section 2.3(b).

“Corporate Trust Office” means the principal corporate trust office of the Trustee at which, at any particular time, its corporate trust business shall be administered.

“Current Market Price” with respect to the ADSs as of any date means (i) for purposes of determining the adjustment to the Conversion Rate pursuant to Section 2.8(a)(iv)(B) hereof, the average of the Daily Closing Price of the ADSs on each of the 10 consecutive Scheduled Trading Days ending on and including such date, and (ii) for all other purposes, the average of the Daily Closing Price of the ADSs for the five consecutive Scheduled Trading Days for the ADSs preceding the date in question. If an Ex-Date occurs with respect to the ADSs during any period used in determining the ADS’s Current Market Price, the Daily Closing Price of the security on any day prior to the Ex-Date used in calculating the Current Market Price shall be reduced by a U.S. dollar amount equal to the amount (net of any applicable withholding tax and fees) paid by the ADS Depositary to a U.S. Holder of one ADS in connection with the relevant dividend or distribution. For this purpose the amount of any non-cash dividend or distribution will be equal to the Fair Market Value of that dividend or distribution. If a Market Disruption Event occurs on one or more Scheduled Trading Days during a period in which the Current Market Price is being determined, the Daily Closing Price for the affected Scheduled Trading Day(s) shall be the Daily Closing Price for the first Scheduled Trading Day thereafter on which no Market Disruption Event exists, provided that if the Daily Closing Price cannot be so determined within three (3) Scheduled Trading Days after the first Scheduled Trading Day on which the Market Disruption Event occurred or existed, then instead of using the Daily Closing Price, the price for that day to be used in calculating the Current Market Price shall be the Fair Market Value of one ADS on such Scheduled Trading Day.

“CVRD” has the meaning set forth in the preamble, and includes any successor thereof.

“Daily Closing Price” of a security on any date of determination means the closing sale price per such security or, if no closing sale price is reported, the last reported sale price per such security on the NYSE on that date. If such security is not traded on the NYSE on any date of determination, the closing price of such security on any date of determination means the closing sale price per such security as reported in the composite transactions for the principal U.S. national or regional securities exchange on which such security is so listed or quoted, or if not so listed or quoted on a U.S. national or regional securities exchange, as reported by the Nasdaq stock market, or, if no closing price for such security is so reported, the last quoted bid price per such security in the over-the-counter market as reported by the National Quotation Bureau or similar organization, or, if that bid price is not available, the market price per such security on that date as determined by an internationally recognized independent investment banking firm retained for this purpose, which determination shall be conclusive.

“Daily VWAP” for a ADS means, for any Scheduled Trading Day for the ADSs, the volume-weighted average price per such ADS as displayed under the heading “Bloomberg VWAP” on Bloomberg page RIO<equity>AQR in respect of the period 9:30 a.m. to 4:00 p.m. (New York City time) on such Scheduled Trading Day (or if such volume-weighted average price is unavailable, the market value of one such ADS on such Scheduled Trading Day as an internationally recognized investment bank retained for this purpose by the Company determines is good faith using a volume-weighted method, which determination shall be conclusive).

“Deferral Period” has the meaning set forth in Section 2.2(b).

“Depositary” has the meaning set forth in Section 2.1.

“Determination Period” has the meaning set forth in the definition of Twenty Day Market Value.

“Early Conversion” has the meaning set forth in Section 2.4(a) hereof.

“Early Conversion Date” has the meaning set forth in Section 2.4(c).

“Effective Date” means the date on which a Cash Acquisition becomes effective.

“Exchange Property” has the meaning set forth in Section 2.8(e) hereof.

“Ex-Date” means, with respect to any issuance or distribution on any security, the first date on which such security trades without the right to receive the issuance or distribution.

“Fair Market Value” means (a) in the case of any Spin-Off, the fair market value of the portion of those shares of capital stock or similar equity interests so distributed applicable to one preferred class A share or ADS of CVRD as of the fifteenth Scheduled Trading Day for the ADSs after the Ex-Date for such Spin-Off, and (b) in all other cases the fair market value as determined in good faith by an internationally recognized investment bank retained by the Company for this purpose, whose determination shall be conclusive.

“Fixed Conversion Rates” means the Maximum Conversion Rate and the Minimum Conversion Rate.

“Initial Price” has the meaning set forth in Section 2.3(b)(ii) hereof.

“Interest Payment Date” has the meaning set forth in Section 2.1 hereof.

“Maximum Conversion Rate” has the meaning set forth in 2.3(b) hereof.

“Market Disruption Event” means, with respect to any day, for purposes of calculating the Twenty Day Market Value, the ADS Price or Current Market Price, as applicable, any of the following events on such day: (a) the failure of the relevant Price Source to announce or publish the information necessary for determining the Twenty Day Market Value, ADS Price or Current Market Price, as applicable, (b) the failure of trading to commence or the permanent discontinuation or material suspension of trading in the market specified for determining the Twenty Day Market Value, ADS Price or Current Market Price, as applicable, (c) the discontinuance or unavailability of the relevant Price Source, or (d) the temporary or permanent closing of any exchange specified for determining the Twenty Day Market Value, ADS Price or Current Market Price, as applicable.

“Maturity” or “Maturity Date” means the date on which the principal of the Notes becomes due and payable as provided herein, whether at Stated Maturity or by declaration of acceleration.

“Minimum Conversion Rate” has the meaning set forth in Section 2.3(b) hereof.

“NYSE” means the New York Stock Exchange, Inc.

“Optional Tax Conversion” means the exchange of the Notes for ADSs by the Company as provided in the amendment to the Base Indenture set forth in Section 2.10 hereof.

“Original Treasury Shares” means 15,147,728 CVRD preferred class A shares held in treasury by CVRD as of the date hereof, which is the number of preferred class A shares underlying the ADSs to be delivered to Holders upon conversion of all the outstanding Notes at the initial Maximum Conversion Rate, and shares received as a result of conversions, splits or combinations thereof.

“Permitted Holder” at any time means any Person who, at such time, is the holder of at least $5,000,000 in aggregate principal amount of Notes.

“Press Release” has the meaning set forth in Section 2.2(e).

“Price Source” has the meaning set forth in the definition of Scheduled Trading Day.

“Purchased Shares” has the meaning set forth in Section 2.8(a)(v) hereof.

“Record Holder” means the Holder of record of the Notes as they appear on the Security Register at the close of business on a record date.

“Regular Record Date” with respect to any Interest Payment Date means the February 28 (except for 2008, in which case the Regular Record Date will be February 29), May 31, August 31 and November 30 preceding the applicable Interest Payment Date, respectively.

“Reorganization Event” has the meaning set forth in Section 2.8(e)(iv).

“Reported Securities” are securities that:

(1)	are:

(a)	listed on a United States national securities exchange;

(b)	reported on a United States national securities system subject to last sale reporting;

(c)	traded in the over-the-counter market and reported on the National Quotation Bureau or similar organization; or

(d)	for which bid and ask prices are available from at least three internationally recognized investment banking firms; and

(2)	are either:

(x)	perpetual debt or equity securities or

(y)	non-perpetual equity or debt securities with a stated maturity after the Stated Maturity Date.

“Scheduled Trading Day” means, with respect to any security, any day on which the NYSE or any national or regional securities exchange or association or over the counter market that is the principal market for trading in such security (or any successor to such exchange or any substitute securities exchange or quotation system to which trading in the security is temporarily relocated) (the “Price Source”) is scheduled to be open for its regular trading sessions.

“Spin-Off” means a distribution by CVRD to all holders of its preferred class A shares consisting of capital stock of, or similar equity interests in, or relating to a subsidiary or other business unit of CVRD.

“Stated Interest Rate” has the meaning set forth in Section 2.1.

“Stated Maturity Date” has the meaning set forth in Section 2.1.

“Threshold Appreciation Price” has the meaning set forth in Section 2.3(b)(i).

“Treasury Yield” means the weekly average yield at the time of computation for United States Treasury securities at constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available at least two business days prior to the conversion date (or, if such Statistical Release is no longer published, any publicly available source for similar market data)) most nearly equal to the then-remaining term to June 15, 2010; provided, however, that if the then-remaining term to June 15, 2010 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the treasury rate will be obtained by linear interpolation.

“True-up Cash Amount” has the meaning set forth in Section 2.9(a).

“Twenty Day Market Value” means the average of the Daily VWAP of the ADSs, respectively, on each of the 20 consecutive Scheduled Trading Days for the ADSs ending on the third Scheduled Trading Day immediately preceding the Maturity of the Notes (the “Determination Period”). If an Ex-Date occurs during any Determination Period, the Daily VWAP of the ADS on any day prior to the Ex-Date used in calculating the Twenty Day Market Value shall be reduced by the amount of the relevant dividend or distribution. For this purpose the amount of any non-cash dividend or distribution will be equal to the Fair Market Value of that dividend or distribution. If a Market Disruption Event occurs on one or more Scheduled Trading Days during a Determination Period, the Daily VWAP for the affected Scheduled Trading Day(s) shall be the Daily VWAP for the first Scheduled Trading Day thereafter on which no Market Disruption Event exists, provided that if the Daily VWAP cannot be so determined within three (3) Scheduled Trading Days after the first Scheduled Trading Day on which the Market Disruption Event occurred or existed, then instead of using the Daily VWAP, the price for the ADS for that day to be used in calculating the Twenty Day Market Value shall be the Daily Closing Price for that day, provided that if the Daily Closing Price cannot be so determined within three (3) Scheduled Trading Days after the first Scheduled Trading Day on which the Market Disruption Event occurred or existed, then instead of using the Daily Closing Price, the price for that day to be used in calculating the Twenty Day Market Value shall be the Fair Market Value of one ADS on such Scheduled Trading Day.

“U.S. Holder” means a beneficial owner of the Notes or ADSs who for U.S. federal income tax purposes is (i) an individual citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States or any state thereof (including the District of Columbia), or (iii) otherwise subject to U.S. federal income tax on a net income basis.

2.	General Terms And Conditions of The Notes

2.1 Designation. There is hereby authorized and established a new series of Securities designated the “5.50% Guaranteed Notes due 2010, Series RIO P”. The Notes will initially be limited to an aggregate principal amount of $584,538,350 (which amount does not include Notes authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Notes pursuant to Sections 3.4, 3.5, 9.6 or 11.5 of the Base Indenture).

The principal of the Notes shall be due and payable on June 15, 2010 (the “Stated Maturity Date”). The Notes shall (subject to Section 10.6 of the Base Indenture) be unsecured and shall bear interest at the rate of 5.50% per annum (the “Stated Interest Rate”), from June 25, 2007 or from the most recent Interest Payment Date to which interest has been paid or duly provided for, as the case may be, payable quarterly on March 15, June 15, September 15 and December 15, commencing September 15, 2007, and at Maturity (each, an “Interest Payment Date”), until the principal thereof is paid or made available for payment. To the extent interest due on any Interest Payment Date is not paid, interest shall accrue thereon (to the extent permitted by applicable law) at the Default Rate of Interest until such unpaid interest and interest accrued thereon are paid in full.

The Notes shall be initially issued in the form of a Global Security and the depositary for the Notes shall be The Depository Trust Company, New York, New York (the “Depositary”).

The Notes shall not be redeemable or terminable prior to their Stated Maturity (except as provided in Section 2.10) and shall not be subject to any sinking fund.

The Notes shall be mandatorily convertible at Maturity as provided in Section 2.3.

The Notes shall be issuable in registered form without coupons in a minimum denomination of $50.00 and integral multiples thereof.

The Company shall not be obligated to pay any additional amount on the Notes in respect of taxes, except as otherwise provided in Sections 2.8(b), 2.11 and 3.1 hereof, and in Section 10.7 of the Base Indenture.

The form of Note attached hereto as Exhibit A is hereby adopted as a form of Securities of a series that consists of the Notes.

2.2 Payments of Interest, Interest Deferral Right and Additional Interest.

(a) Payments of Interest. Each Note shall be dated the date of its authentication and shall bear interest from the date specified on the face of the form of such Note attached as Exhibit A hereto. Interest on the Notes shall be computed on the basis of a 360-day year comprised of twelve 30-day months. The Person in whose name any Note is registered on the Security Register at the close of business on any Regular Record Date with respect to any Interest Payment Date shall be entitled to receive the interest payable on such Interest Payment Date; provided that (i) interest payable at Maturity shall be payable to the Person to whom principal is payable and (ii) interest that is deferred pursuant to Sections 2.2(b), 2.2(c) and 2.2(d) shall be payable as provided therein. Interest shall be payable at the office of the Company maintained by the Company for such purposes in the Borough of Manhattan, City of New York, which shall initially be the Corporate Trust Office of the Trustee. The Company shall pay interest (i) on any Notes in certificated form by check mailed to the address of the Person entitled thereto as it appears in the Note register (or upon written application by such Person to the Trustee not later than the relevant Regular Record Date, by wire transfer in immediately available funds to such Person’s account within the United States, if such Person is entitled to interest on an aggregate principal in excess of $1,000,000) or (ii) on any Global Note by wire transfer of immediately available funds to the account of the Depositary or its nominee. If any Interest Payment Date falls on a day that is not a Business Day, payment of any amount otherwise payable on that date will be made on the first following day that is a Business Day with the same force and effect as if made on the date it would otherwise have been payable. No additional interest will accrue as a result of such delayed payment.

(b) Interest Deferral Option. The Company may at its sole discretion elect to defer any interest to be paid on any of the Interest Payment Dates (but may not defer any payments of Additional Interest as provided in Section 2.2(e)), and may extend any period in which any interest payment has been so deferred (a “Deferral Period”) at any time or from time to time, provided that (i) the Company is not then in default in payment of interest at the time deferral is elected, (ii) notice is given as provided in Section 2.2(c) below, (iii) Deferral Periods shall end no later than the Stated Maturity Date, and (iv) any Deferral Period shall end on an Interest Payment Date. During any Deferral Period interest shall continue to accrue, and at the end of a Deferral Period the Company shall pay all deferred interest then accrued and unpaid, together with interest on the accrued and unpaid interest, to the extent permitted by applicable law, at a rate equal to the Stated Interest Rate calculated on the basis of a 360-day year of twelve 30-day months. Such payment will be made to such Holders and at such times as non-deferred interest on the Note would be payable on the Interest Payment Date on which the Deferral Period ends. Upon the termination of any Deferral Period and the payment of all amounts then due, the Company may elect to begin a new Deferral Period, subject to the limitations set forth above.

(c) Interest Deferral Notice. To initiate or extend a Deferral Period the Company shall give the Trustee written notice of its election to begin or extend a Deferral Period at least 10 Business Days prior to the Interest Payment Date on which such interest would otherwise be payable, and the notice shall indicate the Interest Payment Date on which the Deferral Period will end. Subject to the limitations of Section 2.2(b), prior to the termination of any Deferral Period, the Company may elect to extend such deferral period to a later Interest Payment Date of the Notes. The Trustee shall give a copy of such notice to Holders of the Company’s election to begin or extend a Deferral Period to Holders.

(d) Interest Deferral Payment Restrictions. During any Deferral Period, the Company and the Guarantor shall not declare or pay dividends, or make any other distributions on (including distributions in the form of interest on capital under Brazilian law), or redeem, purchase, acquire or make a liquidation payment with respect to, equity securities of the Company or CVRD, as applicable, except for distribution of amounts required to be distributed to shareholders under applicable law and CVRD’s bylaws.

(e) Additional Interest. In the event that CVRD makes any cash distributions to holders of its ADSs, the Company shall pay to Holders an amount in U.S. dollars equal to any cash distributions (net of any applicable withholding tax and fees) paid by the ADS Depositary to a U.S. Holder of one ADS, multiplied by the number of ADSs that would be received upon conversion of the Notes at the Maximum Conversion Rate (the resulting amounts, the “Additional Interest”). For purposes of this Section 2.2(e), cash distributions include distributions in the form of interest on capital under Brazilian law. Subject to Section 2.4(d), the Additional Interest will be payable to Holders as of the record date for the related cash distribution on the ADSs, and such payments will be made to such Record Holders on the payment date of the related cash distribution. Promptly following the Company’s determination that Holders will be entitled to receive any Additional Interest, the Company will notify the Trustee and issue a press release through Dow Jones & Company, Inc., PR Newswire, Business Wire or Bloomberg Business News (or, if such organizations are not in existence at the time of issuance of such press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public) containing the relevant information (a “Press Release”).

2.3 Conversion at Maturity. (a) Each Note shall automatically convert (unless previously converted at the option of the Holder in accordance with Section 2.4 hereof, or pursuant to an exercise of a Cash Acquisition Conversion right in accordance with Section 2.5 hereof, or pursuant to an Optional Tax Conversion in accordance with Section 2.10, and subject to full or partial cash settlement pursuant to Section 2.9) on the Maturity Date into a number of ADSs at the Conversion Rate set forth in Section 2.3(b).

(b) The “Conversion Rate” shall be as follows:

(i) if the Twenty Day Market Value of the ADSs is equal to or greater than $48.62 (the “Threshold Appreciation Price”), then the Conversion Rate shall be equal to 1.0283 ADSs per Note (the “Minimum Conversion Rate”);

(ii) if the Twenty Day Market Value of the ADSs is less than the Threshold Appreciation Price but greater than $38.59 (the “Initial Price”), then the Conversion Rate shall be equal to $50.00 divided by the Twenty Day Market Value of the ADS (such quotient being calculated to the nearest 1/10,000th of an ADS or, if there is not a nearest 1/10,000th of an ADS, to the next 1/10,000th of an ADS); or

(iii) if the Twenty Day Market Value of the ADSs is less than or equal to the Initial Price, then the Conversion Rate shall be equal to 1.2957 ADSs per Note (the “Maximum Conversion Rate”);

provided, however, that the Minimum Conversion Rate, the Maximum Conversion Rate, the Threshold Appreciation Price and the Initial Price are each subject to adjustment in accordance with the provisions of Section 2.8 hereof.

2.4 Early Conversion at the Option of the Holder. (a) Other than during a Cash Acquisition Conversion Period, the Notes are convertible, in whole or in part, at the option of the Holder thereof (“Early Conversion”) at any time prior to maturity, into ADSs at the Minimum Conversion Rate.

(b) Upon receipt by the Trustee of a completed and duly executed notice of conversion as set forth in Section 2.6, compliance with Sections 2.4(d) and 2.6(b), if applicable, and surrender of a certificate representing the Notes to be converted (if held in certificated form), the Company or CVRD shall, within three Business Days or as soon as possible thereafter, deliver and shall instruct the ADS Depositary to register the number of ADSs to which such Holder shall be entitled upon conversion in the name(s) specified by such Holder in the notice of conversion. If a Holder elects to hold its ADSs deliverable upon conversion of the Notes in certificated form, the Company shall promptly send or cause to be sent, by hand delivery (with receipt to be acknowledged) or by first-class mail, postage prepaid, to the Holder thereof, at the address designated by such Holder in the written notice of conversion, a certificate or certificates representing the number of ADSs to which such Holder shall be entitled upon conversion. In the event that there shall have been surrendered a certificate or certificates representing the Notes, only part of which are to be converted, the Company shall deliver to such Holder or such Holder’s designee in the manner provided in the immediately preceding sentence a new certificate or certificates representing the number of ADSs that shall not have been converted.

(c) The delivery by the Company of ADSs upon a conversion of Notes in accordance with the terms hereof shall be deemed effective immediately prior to the close of business on the day (the “Early Conversion Date”) of receipt by the Trustee of the notice of conversion and other documents, if any, set forth in Section 2.6(b) hereof, compliance with Section 2.4(d), if applicable, and the surrender by such Holder or such Holder’s designee of the certificate or certificates representing the Notes to be converted (if held in certificated form), duly assigned or endorsed for transfer to the Company (or accompanied by duly executed bond powers relating thereto).

(d) Upon Early Conversion, a Holder will not receive any separate cash payment for accrued and unpaid interest and Additional Interest, if any, except as set forth below. The Company’s settlement of its obligation to convert the Notes into ADSs in accordance with this Section 2.4 shall be deemed to satisfy its obligation to pay the principal amount of the Notes that are converted and accrued and unpaid interest and Additional Interest, if any, from the Interest Payment Date or the payment date for Additional Interest preceding the Early Conversion Date in respect of such Notes. As a result, accrued and unpaid interest and Additional Interest, if any, from the Interest Payment Date or the payment date for Additional Interest preceding the Early Conversion Date to, but not including, the Early Conversion Date shall be deemed to be paid in full rather than canceled, extinguished or forfeited. Notwithstanding the preceding sentence, if Notes are converted after the close of business on a Regular Record Date or a record date for the payment of Additional Interest, holders of such Notes as of the close of business on such record date will receive the interest and Additional Interest, if any, payable on such Notes on the corresponding Interest Payment Date or payment date for the Additional Interest notwithstanding the conversion. Notes surrendered for Early Conversion during the period from the close of business on any such record date to the opening of business on the corresponding payment date must be accompanied by payment of an amount equal to the interest and Additional Interest, if any, payable on the Notes so converted. Except as provided above, no payment or adjustment will be made for accrued interest from the Interest Payment Date or the payment date for Additional Interest preceding the Early Conversion Date to, but not including, the Early Conversion Date on Notes that are the subject of an Early Conversion.

2.5 Cash Acquisition Conversion. (a) In the event of a Cash Acquisition, the Holders of the Notes shall have the right to convert their Notes during a period (the “Cash Acquisition Conversion Period”) that:

(i) begins on the earlier of delivery by the Company of a Cash Acquisition Conversion Notice (as defined below) and the Effective Date of such Cash Acquisition; and

(ii) ends on a date that is 15 days after the Effective Date of such Cash Acquisition, but in any event no later than the Stated Maturity Date (such right of the Holders to convert their shares pursuant to this Section 2.5 being the “Cash Acquisition Conversion”)

at the Cash Acquisition Conversion Rate.

(b) At such time as a Cash Acquisition has been publicly announced and the Company is reasonably able to anticipate the Effective Date of the Cash Acquisition (such date, as set forth in such notice, the “Anticipated Effective Date”), but in no event earlier than the twentieth day preceding such Anticipated Effective Date, the Company shall send a written notice (the “Cash Acquisition Conversion Notice”) to the Trustee and shall also issue a Press Release containing the relevant information stating:

(i) the Anticipated Effective Date;

(ii) whether Holders shall have Cash Acquisition Conversion rights in connection with such Cash Acquisition;

(iii) if Holders have Cash Acquisition Conversion rights in connection with such Cash Acquisition, (A) the dates on which the Cash Acquisition Conversion right may be exercised and (B) the anticipated date by which the Cash Acquisition Conversion right must be exercised, which date shall be 15 days after the actual Effective Date;

(iv) if Holders have Cash Acquisition Conversion rights in connection with such Cash Acquisition, an illustrative example of the calculation of the anticipated Cash Acquisition Conversion Rate applicable to such Cash Acquisition based on recent trading data;

(v) if Holders have Cash Acquisition Conversion rights in connection with such Cash Acquisition, whether the Company expects to pay any amount payable pursuant to Section 2.5(c) below in ADSs, in cash, pursuant to Section 2.9(c), or a combination of cash and ADSs pursuant to Section 2.9(a) (in which case the Company shall provide the information required pursuant to Section 2.9(b)); and

(vi) the instructions a Holder must follow to exercise the Cash Acquisition Conversion right, if any, in connection with such Cash Acquisition.

(c) Upon any Cash Acquisition Conversion, the Company shall:

(i) with respect to Notes tendered for Cash Acquisition Conversion on or prior to the third Business Day prior to the Anticipated Effective Date, (A) convert such Notes at the Minimum Conversion Rate and pay to the Holders thereof the Cash Acquisition Interest Make-Whole Amount, in both cases on the second Business Day prior to the Anticipated Effective Date and (B) deliver the portion of the Cash Acquisition Conversion consideration that may be payable on account of any difference in the Minimum Conversion Rate and the Cash Acquisition Conversion Rate (assuming the Cash Acquisition is consummated) as soon as practicable, but in no event later than the third Business Day after the last day in the Cash Acquisition Conversion Period; provided that, for the avoidance of doubt, it is understood that the portion of the conversion consideration that is payable on account of such an increase in the Conversion Rate may be delayed indefinitely (or never become payable if the cash acquisition is not consummated); and

(ii) with respect to Notes tendered for Cash Acquisition Conversion after the third Business Day prior to the Anticipated Effective Date, convert such Notes at the Cash Acquisition Conversion Rate and pay to the Holders thereof the Cash Acquisition

Interest Make-Whole Amount promptly following the end of the Cash Acquisition Conversion Period. Any Notes tendered after the third Business Day prior to the Anticipated Effective Date but before the Effective Date will be returned to Holders thereof if the Cash Acquisition is for any reason not consummated.

(d) To exercise a Cash Acquisition Conversion right, a Holder shall deliver to the Trustee at its Corporate Trust Office, no earlier than the date of the Cash Acquisition Conversion Notice, and no later than 2:00 p.m., New York City time on or before the date by which the Cash Acquisition Conversion right must be exercised as specified in the Cash Acquisition Conversion Notice, the certificate(s) (if such shares are held in certificated form) evidencing the Notes with respect to which the Cash Acquisition Conversion right is being exercised, duly assigned or endorsed for transfer to the Company, or accompanied by duly executed bond powers relating thereto, or in blank, with a written notice of conversion to the Company as required by Section 2.6.

(e) If a Holder does not elect to exercise the Cash Acquisition Conversion right pursuant to this Section 2.5 in connection with a Reorganization Event, in lieu of ADSs, the Company shall deliver to such Holder on the Maturity Date or an Early Conversion Date, such cash, securities and other property as determined in accordance with Section 2.8(e) hereof.

(f) In the event that a Cash Acquisition Conversion is effected with respect to the Notes representing less than all of the Notes held by a Holder, upon such Cash Acquisition Conversion the Company shall execute and the Trustee shall countersign and deliver to the Holder thereof, at the expense of the Company, a certificate evidencing the Notes as to which Cash Acquisition Conversion was not effected.

2.6 Notice of Conversion. (a) Any written notice of conversion in connection with Section 2.4 or Section 2.5 shall be duly executed by the Holder, and specify:

(i) the number of Notes to be converted;

(ii) the name(s) in which such Holder desires the ADSs issuable upon conversion to be registered and whether such ADSs are to be issued in book-entry or certificated form (subject to compliance with applicable legal requirements if any of such certificates are to be issued in a name other than the name of the Holder);

(iii) if certificates are to be issued, the address to which such Holder wishes delivery to be made of such new certificates to be issued upon such conversion; and

(iv) any other transfer forms, tax forms or other relevant documentation required and specified by the Trustee, if necessary, to effect the conversion.

(b) If specified by the Holder in the notice of conversion that ADSs issuable upon conversion of the Notes shall be issued to a person other than the Holder surrendering the Notes being converted, the Holder shall pay or cause to be paid any transfer or similar taxes payable in connection with the ADSs so issued.

2.7 No Fractional ADSs or Reported Securities. If more than one Note shall be surrendered for exchange pursuant to any conversion at one time by the same Holder, the number of full ADSs or other securities which shall be delivered upon such exchange, in whole or in part, as the case may be, shall be computed on the basis of the aggregate number of Notes surrendered. No fractional ADSs or other securities shall be issued or delivered upon any exchange of any Notes. In lieu of any fractional ADSs or other securities which, but for the immediately preceding sentence, would otherwise be deliverable upon such exchange, the Company shall make a cash payment in respect of such fractional interest in an amount equal to the value of such fractional ADSs or other securities at:

(i) in the event of a conversion at Maturity or a Cash Acquisition Conversion, the average if the Daily Closing Price per ADS or Reported Security on each of the five consecutive Scheduled Trading Days preceding the Schedule Trading Day immediately preceding the conversion date), or

(ii) in the event of an Early Conversion, the Daily Closing Price determined as of the second Scheduled Trading Day immediately preceding the Early Conversion Date.

The Company shall, upon such exchange of any Notes, provide cash to any applicable Paying Agent in an amount equal to the cash payable with respect to any fractional ADSs or other securities deliverable upon such exchange, and the Company shall retain such fractional ADSs or other securities.

2.8 Anti-Dilution Adjustments to the Fixed Conversion Rates. (a) Each Fixed Conversion Rate shall be subject to the following adjustments:

(i) Stock Dividends and Distributions. In case CVRD shall pay or make a dividend or other distribution on its preferred class A shares in preferred class A shares, each Fixed Conversion Rate, as in effect at the opening of business on the day following the date fixed for the determination of shareholders entitled to receive such dividend or other distribution, shall be increased by dividing such Fixed Conversion Rate by a fraction of which the numerator shall be the number of preferred class A shares outstanding at the close of business on the date fixed for such determination and the denominator shall be the sum of such number of preferred class A shares outstanding and the total number of preferred class A shares constituting such dividend or other distribution, such increase to become effective immediately after the opening of business on the day following the date fixed for such determination. For the purposes of this sub-section (i), the number of preferred class A shares at the time outstanding shall not include shares held in the treasury of the CVRD but shall include any shares issuable in respect of any scrip certificates issued in lieu of fractions of preferred class A shares. CVRD will not pay any dividend or make any distribution on preferred class A shares held in treasury.

(ii) Subdivisions, Splits and Combinations. In case outstanding preferred class A shares of CVRD shall be subdivided or split into a greater number of preferred class A shares, each Fixed Conversion Rate in effect at the opening of business on the day following the day upon which such subdivision or split becomes effective shall be proportionately increased, and, conversely, in case outstanding preferred class A shares of CVRD shall each be combined into a smaller number of preferred class A shares, such Fixed Conversion Rate in effect at the opening of business on the day following the day upon which such combination becomes effective shall be proportionately reduced, such increase or reduction, as the case may be, to become effective immediately after the opening of business on the day following the day upon which such subdivision, split or combination becomes effective.

(iii) Issuance of Stock Purchase Rights. In case CVRD shall issue rights or warrants to all holders of its preferred class A shares (other than rights or warrants issued pursuant to a dividend reinvestment plan or share purchase plan or other similar plans), entitling such holders, for a period of up to 45 days from the date of issuance of such rights or warrants, to subscribe for or purchase CVRD preferred class A shares at a price per share less than the Current Market Price of such preferred class A shares on the date fixed for the determination of shareholders entitled to receive such rights or warrants, each Fixed Conversion Rate in effect at the opening of business on the day following the date fixed for such determination shall be increased by multiplying such Fixed Conversion Rate by a fraction, the numerator of which shall be the number of CVRD preferred class A shares outstanding at the close of business on the date fixed for such determination plus the number of CVRD preferred class A shares so offered for subscription or purchase and the denominator of which shall be the number of CVRD preferred class A shares outstanding at the close of business on the date fixed for such determination plus the number of CVRD preferred class A shares which the aggregate offering price of the total number of CVRD preferred class A shares so offered for subscription or purchase would purchase at such Current Market Price, such increase to become effective immediately after the opening of business on the day following the date fixed for such determination. For the purposes of this clause (iii), the number of CVRD preferred class A shares at any time outstanding shall not include shares held in the treasury of CVRD but shall include any shares issuable in respect of any scrip certificates issued in lieu of fractions of preferred class A shares. CVRD shall not issue any such rights or warrants in respect of preferred class A shares held in treasury.

(iv) Debt or Asset Distribution.

(A) In case CVRD shall, by dividend or otherwise, distribute to all holders of its preferred class A shares evidences of its indebtedness, shares of capital stock, securities or other assets (excluding any dividend or distribution referred to in Section 2.8(a)(i) or Section 2.8(a)(ii) hereof, any rights or warrants referred to in Section 2.8(a)(iii) hereof, any dividend or distribution to the extent paid in cash, any consideration payable in connection with a tender or exchange offer made by CVRD or any of its subsidiaries, and any dividend of shares of capital stock of any class or series, or similar equity interests, of or relating to a subsidiary or other business unit in the case of a Spin-Off referred to in Section 2.8(a)(iv)(B) below), each Fixed Conversion Rate shall be adjusted so that it shall equal the rate determined by multiplying such Fixed Conversion Rate in effect immediately prior to the close of business on the date fixed for the determination of shareholders entitled to receive such distribution by a fraction, the numerator of which shall be the Current Market Price per ADS on the date fixed for such determination and the denominator of which shall be such Current Market Price per ADS less the then Fair Market Value of the portion of the evidences of indebtedness, shares of capital stock, securities or other assets so distributed applicable to one CVRD preferred class A share, such adjustment to become effective immediately prior to the opening of business on the day following the date fixed for the determination of shareholders entitled to receive such distribution. In any case in which this clause (iv)(A) is applicable, clause (iv)(B) of this Section 2.8(a) shall not be applicable.

(B) In the case of a Spin-Off, each Fixed Conversion Rate in effect immediately before the close of business on the record date fixed for determination of shareholders entitled to receive that distribution shall be increased by multiplying each Fixed Conversion Rate by a fraction, the numerator of which is the Current Market Price per ADS as of the fifteenth Scheduled Trading Day for the ADSs after the Ex-Date for such distribution, plus the Fair Market Value of the portion of those shares of capital stock or similar equity interests so distributed applicable to one ADS (or, if such shares of capital stock or equity interests are listed on a national or regional securities exchange, the average of the Daily Closing Price of such security on each of the five consecutive Scheduled Trading Days for such security ending on such fifteenth Scheduled Trading Day) and the denominator of which is the Current Market Price per ADS as of such fifteenth Scheduled Trading Day. Any adjustment to the Conversion Rate under this clause (iv)(B) of this Section 2.8(a) shall occur on the 15th Scheduled Trading Day from, but excluding, the Ex-Date with respect to the Spin-Off.

(v) Self Tender Offers and Exchange Offers. In case a tender or exchange offer made by CVRD or any subsidiary of CVRD for all or any portion of the CVRD preferred class A shares shall expire and such tender or exchange offer (as amended upon the expiration thereof) shall require the payment to shareholders (based on the acceptance, up to any maximum specified in the terms of the tender or exchange offer, of Purchased Shares (as defined below in this Section)) of an aggregate consideration per CVRD preferred class A share having a Fair Market Value that exceeds the closing price of CVRD preferred class A shares on the Scheduled Trading Day for the preferred class A shares next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, each Fixed Conversion Rate in effect immediately prior to the opening of business on the Scheduled Trading Day for the preferred class A shares after the date of expiration of the tender or exchange offer will be divided by a fraction, the numerator of which shall be equal to (A) the product of (x) the Current Market Price on the date of expiration of the tender or exchange offer and (y) the number of preferred class A shares outstanding (including any shares validly tendered and not withdrawn) on the date of expiration of the tender or exchange offer less (B) the amount of cash plus the Fair Market Value of the aggregate consideration payable for all the preferred class A shares pursuant to the tender or exchange offer (assuming the acceptance, up to any maximum specified in the terms of the tender or exchange offer, of Purchased Shares), and the denominator of which shall be equal to the product of (A) the Current Market Price per ADS on the date of expiration of the tender or exchange offer and (B) the result of (x) the number of preferred class A shares outstanding (including any shares validly tendered and not withdrawn) on the date of expiration of the tender or exchange offer less (y) the number of all preferred class A shares validly tendered, not withdrawn and accepted for payment on the date of expiration of the tender or exchange offer (such validly tendered shares, up to any such maximum, being referred to as the “Purchased Shares”). For the avoidance of doubt, a tender offer or exchange offer for, or a purchase of, ADSs shall be considered an offer or purchase of the underlying equity security.

(vi) Rights Plans. To the extent that CVRD has a rights plan in effect with respect to its preferred class A shares on any conversion date, upon conversion of any Notes, Holders shall receive, in addition to the ADS, the rights under such rights plan, unless, prior to such conversion date, the rights have separated from the preferred class A shares, in which case each Fixed Conversion Rate shall be adjusted at the time of separation of such rights as if CVRD made a distribution to all holders of preferred class A shares as described in clause (iv) above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

(b) Adjustment for Tax Reasons. The Company may make such increases in each Fixed Conversion Rate, in addition to any other increases required by this Section 2.8, if it deems it advisable to avoid or diminish any income tax to holders of CVRD’s preferred class A shares resulting from any dividend or distribution of CVRD’s preferred class A shares (or issuance of rights or warrants to acquire CVRD shares) or from any event treated as such for income tax purposes or for any other reasons; provided that the same proportionate adjustment must be made to each Fixed Conversion Rate.

(c) Calculation of Adjustments; Adjustments to Threshold Appreciation Price, Initial Price and ADS Price. (i) All adjustments to the Conversion Rate shall be calculated by the Company to the nearest 1/10,000th of an ADS (or, if there is not a nearest 1/10,000th of an ADS, to the next lower 1/10,000th of an ADS). Prior to the Maturity Date, no adjustment in the Conversion Rate shall be required unless such adjustment would require an increase or decrease of at least one percent therein; provided, that any adjustments which by reason of this subparagraph are not required to be made shall be carried forward and taken into account in any subsequent adjustment; provided further that on the earlier of the Maturity Date and the date of a Cash Acquisition, adjustments to the Conversion Rate shall be made with respect to any such adjustment carried forward and which has not been taken into account before such date. If an adjustment is made to the Conversion Rate pursuant to Sections 2.8(a)(i), 2.8(a)(ii), 2.8(a)(iii), 2.8(a)(iv), 2.8(a)(v), 2.8(a)(vi) or 2.8(b), an inversely proportional adjustment shall also be made to the Threshold Appreciation Price and the Initial Price solely for purposes of determining which of clauses (i), (ii) and (iii) of Section 2.3(b) shall apply on the conversion date. Such adjustment shall be made by dividing each of the Threshold Appreciation Price and the Initial Price by a fraction, the numerator of which shall be the Conversion Rate immediately after such adjustment pursuant to Sections 2.8(a)(i), 2.8(a)(ii), 2.8(a)(iii), 2.8(a)(iv), 2.8(a)(v), 2.8(a)(vi) or 2.8(b) and the denominator of which shall be the Conversion Rate immediately before such adjustment; provided, that if such adjustment to the Conversion Rate is required to be made pursuant to the occurrence of any of the events contemplated by Sections 2.8(a)(i), 2.8(a)(ii), 2.8(a)(iii), 2.8(a)(iv), 2.8(a)(v), 2.8(a)(vi) or 2.8(b) during the period taken into consideration for determining the Twenty Day Market Value, appropriate and customary adjustments shall be made to the Conversion Rate.

(ii) If an adjustment is made to the Minimum Conversion Rate pursuant to Sections 2.8(a)(i), 2.8(a)(ii), 2.8(a)(iii), 2.8(a)(iv), 2.8(a)(v), 2.8(a)(vi) or 2.8(b), a proportional adjustment shall be made to each ADS Price set forth in the table included in the definition of “Cash Acquisition Conversion Rate.” Such adjustment shall be made by multiplying each ADS Price included in such table by a fraction, the numerator of which is the Minimum Conversion Rate immediately prior to such adjustment and the denominator of which is the Minimum Conversion Rate immediately after such adjustment.

(iii) No adjustment to the Conversion Rate need be made if Holders may participate in the transaction that would otherwise give rise to an adjustment, so long as the distributed assets or securities that the Holders would receive upon conversion of the Notes (if such assets or securities are convertible, exchangeable or exercisable) are convertible, exchangeable or exercisable as applicable, without any loss of rights or privileges for a period of at least 45 days following conversion of the Notes. For the avoidance of doubt, it is understood that the applicable Conversion Rate shall not be adjusted:

(A) upon the issuance of any preferred class A shares pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on CVRD’s securities and the investment of additional optional amounts in preferred class A shares under any plan;

(B) upon the issuance of any preferred class A shares or rights or warrants to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by CVRD or any of its subsidiaries;

(C) upon the issuance of any preferred class A shares pursuant to any option, warrant, right or exercisable, exchangeable or convertible security outstanding as of the date the Notes were first issued;

(D) for accrued and unpaid interest.

(iv) The Company shall have the power to resolve any ambiguity or correct any error in this Section 2.8 and its action in so doing, as evidenced by a resolution of its board of directors, or a duly authorized committee thereof, shall be final and conclusive.

(d) Notice of Adjustment. Whenever a Fixed Conversion Rate (and, with respect to any Cash Acquisition Conversion, the ADS Prices set forth in the table included in the definition of “Cash Acquisition Conversion Rate”) is to be adjusted, the Company shall: (i) compute such adjusted Fixed Conversion Rate and ADS Prices set forth in the table included in the definition of “Cash Acquisition Conversion Rate”, and prepare and transmit to the Trustee an Officer’s Certificate setting forth such adjusted Fixed Conversion Rate and ADS Prices, as applicable, the method of calculation thereof in reasonable detail and the facts requiring such adjustment and upon which such adjustment is based; (ii) as soon as practicable following the occurrence of an event that requires an adjustment to a Fixed Conversion Rate and the ADS Prices set forth in the table included in the definition of “Cash Acquisition Conversion Rate,” (or if the Company is not aware of such occurrence, as soon as practicable after becoming so aware), provide, or cause to be provided, a written notice to the Holders of the Notes of the occurrence of such event and (iii) as soon as practicable following the determination of a revised Fixed Conversion Rate and ADS Prices set forth in the table included in the definition of “Cash Acquisition Conversion Rate,” provide or cause to be provided, to the Holders of the Notes a statement setting forth in reasonable detail the method by which the adjustment to such Fixed Conversion Rate and the ADS Prices set forth in the table included in the definition of “Cash Acquisition Conversion Rate”, as applicable, was determined and setting forth such revised Fixed Conversion Rate and ADS Prices, as applicable.

(e) Reorganization Events. In the event of:

(i) any consolidation or merger of CVRD with or into another Person (other than a merger or consolidation in which CVRD is the continuing corporation and in which the preferred class A shares outstanding immediately prior to the merger or consolidation is not exchanged for cash, securities or other property of CVRD or another Person);

(ii) any sale, transfer, lease or conveyance to another Person of all or substantially all of the property and assets of CVRD;

(iii) any reclassification of CVRD’s preferred class A shares into securities including securities other than preferred class A shares, or any exchange in which CVRD preferred class A shares are exchanged for, or converted into, the right to receive CVRD common shares; or

(iv) any statutory exchange of CVRD’s preferred class A shares with another Person (other than in connection with a merger or acquisition) (any such event specified in this Section 2.8(e), a “Reorganization Event”);

each Note outstanding immediately prior to such Reorganization Event shall, without the consent of the holders thereof, become convertible into the kind of securities, cash and other property that such holder would have been entitled to receive if such holder had converted its Note immediately prior to such reorganization event (the “Exchange Property”). On the applicable conversion date, each Note shall be converted into the amount and value of securities, cash or property a holder of one preferred class A share (including in the form of an ADS) would have received in such transaction (without interest thereon and without any right to dividends or distributions thereon which have a record date prior to the date such Notes are actually converted), multiplied by the applicable Conversion Rate then in effect. The amount of Exchange Property receivable upon conversion of any Note shall be determined based upon the Conversion Rate in effect on such conversion date. The applicable Conversion Rate shall be (x) the Minimum Conversion Rate, in the case of an Early Conversion Date or (y) determined based upon the definition of Conversion Rate set forth in Section 2.3 and the Applicable Market Value (as defined below) at such time, in the case of the Mandatory Conversion Date.

For purposes of this Section 2.8(e), the “Applicable Market Value” of the Exchange Property will be (x) if the Exchange Property consists of Reported Securities, the average of the daily closing prices on each of the 20 consecutive Scheduled Trading Days for the Reported Securities immediately preceding the Reorganization Event, or (y) if the Exchange Property consists of consideration other than Reported Securities, the Fair Market Value of the property received per ADS on the date the Exchange Property is received in connection with the Reorganization Event. For purposes of the foregoing, the type and amount of consideration that a holder of a Note would have been entitled to receive as a holder of CVRD preferred class A shares in the case of any Reorganization Event or other transaction that causes our preferred class A shares to be converted into the right to receive more than a single type of consideration (determined based in part upon any form of stockholder election) will be deemed to be the weighted average of the types and amounts of consideration received by the holders of CVRD preferred class A shares that affirmatively make such an election.

The above provisions of this Section 2.8(e) shall similarly apply to successive Reorganization Events and the provisions of Section 2.8 shall apply to any shares of capital stock of CVRD (or any successor) received by the holders of CVRD preferred class A shares in any such Reorganization Event.

The Company (or any successor) shall, within 20 days of the occurrence of any Reorganization Event, provide written notice to the Holders of such occurrence of such event and of the kind and amount of the cash, securities or other property that constitute the Exchange Property. Failure to deliver such notice shall not affect the operation of this Section 2.8(e).

2.9 Cash Settlement in Certain Circumstances. (a) If a Cash Acquisition or any Adjustment Event for any reason causes the maximum number of ADSs deliverable upon conversion of all then-outstanding Notes to exceed the number of ADSs that can be created from the then-remaining Original Treasury Shares, then upon any subsequent conversion, the Company may satisfy its obligation to deliver ADSs upon such a conversion by delivering a combination of ADSs and an amount of cash (the “True-up Cash Amount”) as follows:

(i) In the event of any conversion of less than all the Notes, the number of ADSs to be delivered to a converting Holder will be the number of ADSs equal to the product of the number of the ADSs otherwise deliverable (without regard to the application of this paragraph) upon the conversion of such Holder’s Notes and a fraction (which in any event shall not exceed 1), the numerator of which is the total then-remaining number of Original Treasury Shares held by CVRD on the date of conversion, and the denominator of which is the total number of ADSs that would be deliverable (without regard to the application of this paragraph) in the event that all outstanding Notes were converted into ADSs immediately prior to such time using the Maximum

Conversion Rate. The True-up Cash Amount will be calculated by subtracting the number of ADSs obtained from the calculation in the preceding sentence from the number of ADSs deliverable (without regard to the application of this paragraph) upon the conversion of such Holder’s Note, and multiplying the resulting number of ADSs by (A) in the event of a Cash Acquisition Conversion or an Optional Tax Conversion, the applicable ADS Price, or (B) in the event of any other conversion, the Twenty Day Market Value. For purposes of determining the combination of ADSs and cash to be delivered in the case of a Cash Acquisition Early Conversion with respect to Notes tendered for conversion on or prior to the third Business Day prior to the Anticipated Effective Date, where less than all Notes outstanding are tendered for conversion, the foregoing fraction shall be calculated and applied as two independent calculations (i) as of the time when the ADSs deliverable upon conversion at the Minimum Conversion Rate are delivered and (ii) as of the time when the portion of the conversion consideration that is payable on account of any difference between the Minimum Conversion Rate and the Cash Acquisition Early Conversion Rate is delivered, but only with respect to any ADSs then deliverable as part of such consideration (if any); or

(ii) In the event of a conversion of all the outstanding Notes, the Company shall deliver all of the ADSs that can be created from the then-remaining Original Treasury Shares held by CVRD pro rata among all holders of such Notes, and the True-up Cash Amount will be calculated by subtracting such number of ADSs from the number of ADSs deliverable (without regard to the application of this paragraph) upon the conversion of such Holder’s Note, and multiplying the resulting number of ADSs by (a) in the event of a Cash Acquisition Conversion or an Optional Tax Conversion, the applicable ADS Price, or (b) in the event of any other conversion, the Twenty Day Market Value.

(b) In the event of a Cash Acquisition Conversion or an Optional Tax Conversion, the Company shall notify holders in connection with any related required notice whether it will deliver a True-up Cash Amount to each Holder that converts its Notes, including a good-faith estimate of the proportion of ADSs and cash to be delivered. The amount of cash deliverable in respect of each Note shall be calculated to the nearest 1/100th of a dollar, or, if there is no nearest 1/100th of a dollar, then to the next higher 1/100th of a dollar.

(c) If, as a result of any change in the laws of Brazil or the Cayman Islands or change in the rules or regulations of their instrumentalities, it becomes illegal for the Company or CVRD to deliver ADSs upon any conversion of the Notes, the Company or CVRD shall notify the Trustee and the Depositary and issue a Press Release informing Holders of such change. Immediately following such notice, the Company may elect to deliver cash in lieu of the ADSs to which Holders would otherwise be entitled upon any conversion. If the Company so elects to deliver cash, the cash amount for each Note will be equal to the product of (1) the number of ADSs otherwise deliverable in respect of the Note upon such conversion, multiplied by (2) 102% of the Twenty Day Market Value (in the case of a conversion at Maturity or an Early Conversion) or the applicable ADS Price (in the case of a Cash Acquisition Early Conversion), subject to any applicable adjustment pursuant to Section 2.8. In the event that a subsequent change in law, rules or regulations removes the illegality of delivering ADSs upon conversion of Notes, the Company or CVRD will again notify the Trustee and Depositary and issue a Press Release informing Holders of such change, and beginning on the 21st business day following the date of such notice, the Company shall resume delivering ADSs upon conversion of the Notes.

2.10 Optional Tax Conversion. With respect to the Notes only and for the benefit of only the Holders thereof, Section 11.1.3 of the Indenture is amended and restated in its entirety to read as follows:

“If, as a result of any amendment to, or change in, the laws (or any rules or regulation thereunder) of the Cayman Islands or Brazil or any political subdivision or taxing authority thereof or therein affecting taxation or any amendment to or change in an official interpretation, administration or application of such laws, rules or regulations (including a holding by a court of competent jurisdiction), which amendment or change of such laws, rules or regulations or the interpretation thereof becomes effective on or after the date hereof, the Company would be obligated to pay Additional Amounts in respect of the Notes pursuant to the terms and conditions thereof in excess of those attributable to Cayman Islands or Brazilian withholding tax on the basis of a statutory rate of 15%, and if such obligation cannot be avoided by the Company after taking measures the Company considers reasonable to avoid it, then, at the Company’s option, the Company may redeem the Notes in whole but not in part by converting the Notes into ADSs at the Cash Acquisition Conversion Rate. If such an amendment or change in laws occurs, the Company or CVRD shall notify the Trustee and the Depositary and issue a Press Release informing Holders of such amendment or change in law and the Company’s decision to exercise its right to convert the notes as provided herein. In addition to the ADSs issued upon such conversion, the Company shall pay each Holder in cash the sum of (a) an amount equal to any accrued and unpaid interest on such Holder’s Notes, and (b) the present value of all remaining interest payments such Holder’s Notes (including deferred interest) through and including the stated maturity date, computed using a discount rate equal to the Treasury Yield plus 50 basis points.”

2.11 Taxes. The Company will pay any and all documentary, stamp, transfer or similar taxes that may be payable in respect of the transfer and delivery of ADSs (or Reported Securities) pursuant hereto; provided, however, that the Company shall not be required to pay any such tax which may be payable in respect of any transfer involved in the delivery of ADSs (or Reported Securities) in a name other than that in which the Notes so exchanged were registered, and no such transfer or delivery shall be made unless and until the person requesting such transfer has paid to the Company the amount of any such tax, or has established, to the satisfaction of the Company, that such tax has been paid.

2.12 Defeasance and Discharge. (a) With respect to the Notes only and for the benefit of only the Holders thereof, the first sentence of Section 13.4.1 of the Indenture is amended and restated to read as follows:

“The Company shall irrevocably have deposited or caused to be deposited with the Trustee as assets in trust for the purpose of making the following deliveries and payments, specifically pledged as security for, and dedicated solely to, the benefit of the

Holders of such Securities, (i) the maximum number of ADSs and of any cash, securities and other property that could be deliverable at Maturity with respect to the Notes (based on the Maximum Conversion Rate at the time of deposit), (ii) money in an amount, or (iii) U.S. Government Obligations which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide, not later than one day before the due date of any payment, money in an amount, or (iv) a combination thereof, in each case sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge, and which shall be applied by the Trustee to pay and discharge, the principal of and any premium, interest and Additional Amounts on such Securities on the respective Stated Maturities, in accordance with the terms of this Indenture and such Securities.”

(b) With respect to the Notes only and for the benefit of only the Holders thereof, Section 13.5 of the Indenture is amended and restated to read as follows:

“Deposited ADSs, Money and U.S. Government Obligations to Be Held in Trust; Miscellaneous Provisions.

Subject to the provisions of the last paragraph of Section 10.3, all ADSs, money and U.S. Government Obligations (including the proceeds thereof) deposited with the Trustee pursuant to Section 13.4 in respect of any Securities shall be held in trust and applied by the Trustee, in accordance with the provisions of such Securities and this Indenture, to the payment, either directly or through any such Paying Agent (including the Company acting as its own Paying Agent) as the Trustee may determine, to the Holders of such Securities, of all sums due and to become due thereon in respect of principal and any premium and interest, but money so held in trust need not be segregated from other funds except to the extent required by law.

The Company and the Guarantor shall pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the U.S. Government Obligations deposited pursuant to Section 13.4, or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of Outstanding Securities.

Anything in this Article to the contrary notwithstanding, the Trustee shall deliver or pay to the Company from time to time upon the written instructions of the Company any ADSs, money or U.S. Government Obligations held by it as provided in Section 13.4 with respect to any Securities which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, are in excess of the amount thereof which would then be required to be deposited to effect the Defeasance or Covenant Defeasance, as the case may be, with respect to such Securities.”

2.13 Guarantee. With respect to the Notes only and for the benefit of only the Holders thereof, Section 12.1 of the Indenture is amended and restated to read as follows:

“The Guarantor hereby irrevocably and unconditionally guarantees to each Holder of the Notes the performance and full and punctual payment of all of the Company’s obligations under the Indenture and the Notes, whether for delivery of ADSs or payment of interest or any other amounts that may become due and payable in respect of the notes. Upon failure by the Company to perform any obligation or to punctually pay any amount when due, CVRD shall forthwith perform such obligation or pay the amount that is required to be paid and has not been paid.”

2.14 Delivery of ADSs upon Maturity. All ADSs (and/or Reported Securities) deliverable to Holders upon the Maturity of the Notes shall be delivered to such Holders, whenever practicable, in such manner (such as by book-entry transfer) so as to assure same-day transfer of such securities to Holders and otherwise in the manner customary at such time for delivery of such securities and securities of the same type.

2.15 Underlying Shares. If CVRD preferred class A shares cease to be represented by American Depositary Receipts issued under a depositary receipt program sponsored by CVRD, or CVRD ADSs cease to be listed on the NYSE (and are not at that time listed on another United States national securities exchange or reported on the NASDAQ Stock Market), all references in this Supplemental Indenture to the ADSs will be deemed to have been replaced by a reference to the number of CVRD preferred class A shares corresponding to the CVRD ADSs on the last day on which the CVRD ADSs were traded on the NYSE (as adjusted, pursuant to the provisions of this Supplemental Indenture, for any other property the CVRD ADSs represented as if the other property had been distributed to holders of the CVRD ADSs on that day).

2.16 Mandatory Conversion upon Event of Default. If an Event of Default with respect to Notes shall occur and be continuing, the principal of all of the Notes may be declared due and payable, and therefore will result in the mandatory conversion of the principal amount thereof for ADSs and/or other consideration as permitted or required under the terms hereof, in the manner and with the effect provided in this Supplemental Indenture.

3.	Covenants

3.1 ADSs Free and Clear. With respect to the Notes only and for the benefit of only the Holders thereof, the Company covenants and warrants that upon exchange of a Note at Maturity pursuant to the Indenture and this Supplemental Indenture, the Holder of a Note shall receive valid title to the ADSs (and, in the event a Reorganization Event has occurred and Reported Securities or other property are delivered, the Reported Securities or other property) for which such Note is at such time exchangeable pursuant to the Indenture and this Supplemental Indenture, free and clear of any and all liens, claims, charges and encumbrances whatsoever. To the extent provided in Section 2.11, the Company will pay all taxes and charges with respect to the delivery of ADSs (and Reported Securities) delivered in exchange for Notes hereunder. In addition, the Company further warrants that any ADSs (and Reported Securities) so delivered in exchange for Notes hereunder shall be free of any transfer restrictions (other than such as are solely attributable to any Holder’s status as an affiliate of CVRD or the issuer of such Reported Securities).

3.2 Maintenance of Office or Agency

With respect to any Notes that are not in the form of a Global Note, the Company will maintain an office or agency in the Borough of Manhattan, The City of New York, in accordance with Section 10.2 of the Base Indenture.

3.3 Form of Notes

The Notes shall be in substantially the forms set forth in Exhibit A hereto, with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Supplemental Indenture, and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may be required to comply with the rules of any securities exchange or as may, consistently herewith, be determined by the officers executing such Notes, as evidenced by their execution thereof.

4.	Miscellaneous Provisions

4.1 Separability of Invalid Provisions

In case any one or more of the provisions contained in this Supplemental Indenture should be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions contained in this Supplemental Indenture, and to the extent and only to the extent that any such provision is invalid, illegal or unenforceable, this Supplemental Indenture shall be construed as if such provision had never been contained herein.

4.2 Execution in Counterparts

This Supplemental Indenture may be simultaneously executed and delivered in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original, and such counterparts shall together constitute but one and the same instrument.

5.	The Trustee

The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which are made solely by the Company and the Guarantor.

Except for calculations of regular payments of interest on Interest Payment Dates, which shall be made by the Trustee, all calculations under this Supplemental Indenture shall be made by the Company and shall be made to the nearest cent or to the nearest one hundredth of a share, as the case may be. The Company will be responsible for making all other calculations and determinations called for under this Supplemental Indenture. The Company or its agent will make these calculations and determinations in good faith, and, absent manifest error, such calculations and determinations will be final and binding on the Holders, and the Trustee shall have no responsibility with respect thereto. The Company will provide a schedule of these calculations and determinations to the Trustee and the Trustee shall be entitled to rely upon the accuracy of these calculations without independent verification thereof.

The Trustee shall not at any time be under any duty or responsibility to any Holder of Notes to determine whether any facts exist that may require or any adjustment of the Conversion Price, or with respect to the nature or intent of any such adjustments when made, or with respect to the method employed, or herein or in any supplemental indenture provided to be employed, in making the same. The Trustee shall not be accountable with respect to the validity or value (of the kind or amount) of any securities or property, that may at any time be issued or delivered upon the conversion of any Note; and it does not make any representation with respect thereto. The Trustee shall not be responsible for any failure of the Company to make any cash payment or to issue, transfer or deliver any shares of stock or share certificates or other securities or property upon the surrender of any Note for the purpose of conversion; and the Trustee shall not be responsible or liable for any failure of the Company to comply with any of the covenants of the Company contained in this Supplemental Indenture. The Trustee shall be fully protected in relying upon the Officers’ Certificate furnished pursuant to this Supplemental Indenture.

[signature page follows]

This instrument may be executed in any number of counterparts, each of which so executed shall to be deemed to be an original, but one and the same instrument.

In witness whereof, each of the parties hereto have caused this Second Supplemental Indenture to be duly executed on its behalf, all as of the day and year first written above.

VALE CAPITAL LIMITED

By:	/s/ Sonia Zagury
Name:	Sonia Zagury
Title:	Director

By:	/s/ Jose Alberto Menezes Peredo
Name:	Jose Alberto Menezes Peredo
Title:	Attorney-in-fact

COMPANHIA VALE DO RIO DOCE

By:	/s/ Sonia Zagury
Name:	Sonia Zagury
Title:	Attorney-in-fact

By:	/s/ Jose Alberto Menezes Peredo
Name:	Jose Alberto Menezes Peredo
Title:	Attorney-in-fact

THE BANK OF NEW YORK, as Trustee

By:	/s/ Karen Ferry
Name:	Karen Ferry
Title:	Vice-President

EXHIBIT A

[INCLUDE IF NOTE IS A GLOBAL NOTE: THIS IS A GLOBAL NOTE WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO, AND IS REGISTERED IN THE NAME OF THE DEPOSITARY OR A NOMINEE OF THE DEPOSITARY, WHICH MAY BE TREATED BY VALE CAPITAL LIMITED, COMPANHIA VALE DO RIO DOCE AND THE TRUSTEE AND ANY AGENT THEREOF AS OWNER AND HOLDER OF THIS NOTE FOR ALL PURPOSES.

UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR REGISTERED NOTES IN DEFINITIVE REGISTERED FORM IN THE LIMITED CIRCUMSTANCES REFERRED TO IN THE INDENTURE, THIS GLOBAL NOTE MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY.]

[INCLUDE IF NOTE IS A GLOBAL NOTE AND THE DEPOSITARY IS THE DEPOSITORY TRUST COMPANY: UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY TO VALE OVERSEAS LIMITED OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN EXCHANGE FOR THIS CERTIFICATE OR ANY PORTION HEREOF IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON OTHER THAN THE DEPOSITORY TRUST COMPANY OR A NOMINEE THEREOF IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.]

Form of Note

VALE CAPITAL LIMITED

5.50% GUARANTEED NOTES DUE 2010, SERIES RIO P

(Mandatorily Convertible into American Depositary Shares,

Each Representing One Preferred Class A Share of Companhia Vale do Rio Doce)

UNCONDITIONALLY GUARANTEED BY COMPANHIA VALE DO RIO DOCE

CUSIP Number: 91912C 307
ISIN: US91912C3079
No.[ ] $[ ]

VALE CAPITAL LIMITED, a company duly organized and existing under the laws of the Cayman Islands (herein called the “Company,” which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to [                    ], or registered assigns, the principal sum of [                    ] Dollars [if the Note is a Global Note, then insert:, or such other principal amount as set forth in the Schedule of Increases or Decreases in Global Note attached hereto] on June 15, 2010, and to pay interest thereon quarterly on March 15, June 15, September 15 and December 15 in each year and at Maturity (each an “Interest Payment Date”), commencing September 15, 2007, from June 25, 2007 or from the most recent Interest Payment Date to which interest has been paid or duly provided for, as the case may be, at the rate of 5.50% per annum, until the principal hereof is paid or made available for payment, provided that any amount of interest on this Note which is overdue shall bear interest (to the extent that payment thereof shall be legally enforceable) at the Default Rate of Interest, except as provided for herein, from the date such amount is due to but not including the day it is paid or made available for payment, and such overdue interest shall be paid as provided in Section 3.6 of the Base Indenture hereinafter referred to.

The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in the Indenture, be paid to the Person in whose name this Note (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be the “Regular Record Date” for any interest payment is the last day of the calendar month immediately preceding the relevant Interest Payment Date, as the case may be. Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on the relevant Regular Record Date and may either be paid to the Person in whose name this Note (or one or more Predecessor Notes) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of the Notes not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Notes may be listed, and upon such notice as may be required by such exchange, all as more fully provided in the Indenture. Interest on this Note shall be computed on the basis set forth in the Indenture.

As more fully provided in the Indenture, in the event that CVRD makes any cash distributions to holders of its ADSs, the Company shall pay to Holders an amount in U.S. dollars equal to any cash distributions (net of any applicable withholding tax and fees) paid by the ADS Depositary to a U.S. Holder of one ADS, multiplied by the number of ADSs that would be received upon conversion of the Notes at the Maximum Conversion Rate.

At Maturity, the principal amount of this Note will be mandatorily converted into a number of American Depositary Shares (the “ADSs”) representing preferred class A shares of Companhia Vale do Rio Doce (“CVRD”) at the applicable conversion rate, as more fully provided in the Indenture. THE VALUE OF THE ADSS TO BE RECEIVED BY HOLDERS OF THE NOTES (OR THE CASH EQUIVALENT FOR ALL OR PART THEREOF OR OTHER CONSIDERATION THAT MAY BE RECEIVED IN LIEU OF OR IN ADDITION TO SUCH ADSS) AT MATURITY MAY BE LESS THAN THE PRINCIPAL AMOUNT OF SUCH NOTES. Any ADSs delivered by the Company to the Holders of the Notes that are not affiliated with CVRD shall be free of any transfer restrictions, and the Holders of Notes will be responsible for the payment of any and all brokerage costs upon the subsequent sale of such ADSs. No fractional ADSs will be issued at Maturity as provided in the Indenture. The Company may in certain circumstances as set forth in the Indenture deliver cash in lieu of delivering all or a portion of the ADSs otherwise deliverable at Maturity. In the case of certain dilution events, the applicable conversion rate and certain other terms will be subject to adjustment and in the case of certain adjustment events, the consideration received by Holders of Notes at Maturity will be other securities and/or cash, each as provided in the Indenture.

Payment of the principal of and interest on this Note will be made to the Person entitled thereto at the office of the Trustee or agency of the Company in the Borough of Manhattan, The City of New York, New York, maintained for such purpose, and at any other office or agency maintained by the Company for such purpose, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts upon surrender of this Note in the case of any payment due at the Maturity of the principal hereof (other than any payment of interest payable on an Interest Payment Date); provided, however, that at the option of the Company payment of interest may be made by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register; provided, further, that all payments of the principal of and interest on this Note, the Permitted Holders of which have given wire transfer instructions to the Trustee, the Company, or its agent at least 10 Business Days prior to the applicable payment date, will be required to be made by wire transfer of immediately available funds to the accounts with financial institutions in the United States specified by such Permitted Holders in such instructions. [If the Note is a Global Note, then insert: Notwithstanding the foregoing, payment of any amount payable in respect of a Global Note will be made in accordance with the Applicable Procedures of the Depositary.]

Reference is hereby made to the further provisions of this Note set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof by manual signature, this Note shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

Dated:

VALE CAPITAL LIMITED

By:
Name:
Title:

By:
Name:
Title:

The undersigned (the “Guarantor”) hereby irrevocably and unconditionally guarantees the performance and full and punctual payment of all of the Company’s obligations under the Indenture and this Note, whether for delivery of ADSs or payment (whether at the Stated Maturity Date, upon redemption, acceleration or otherwise) of the principal, interest, Additional Amounts and all other amounts that may come due and payable under the Indenture and this Note.

In Witness Whereof, the Guarantor has caused this instrument to be duly endorsed.

Dated:

COMPANHIA VALE DO RIO DOCE

By:
Name:
Title:

By:
Name:
Title:

TRUSTEE’S CERTIFICATE OF AUTHORIZATION

This is one of the Notes referred to in the within mentioned Indenture.

Dated:

THE BANK OF NEW YORK, as Trustee

By:
Authorized Officer

Form of Reverse of Note

VALE CAPITAL LIMITED

5.50% GUARANTEED NOTES DUE 2010, SERIES RIO P

(Mandatorily Convertible into American Depositary Shares,

Each Representing One Preferred Class A Share of Companhia Vale do Rio Doce)

UNCONDITIONALLY GUARANTEED BY COMPANHIA VALE DO RIO DOCE

1. This Note is a duly authorized issue of securities of the Company issued in one or more series (the “Securities”) under an Indenture, dated as of June 25, 2007 (the “Base Indenture”), as supplemented by a Second Supplemental Indenture dated as of June 25, 2007 (herein called the “Supplemental Indenture”), among the Company, the Guarantor and The Bank of New York, as Trustee (herein called the “Trustee,” which term includes any successor trustee under the Base Indenture), and reference is hereby made to the Base Indenture, as supplemented by the Supplemental Indenture (the Base Indenture, as supplemented by the Supplemental Indenture, herein called the “Indenture”), for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Guarantor, the Trustee and the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered. In the event of any inconsistency between any provisions of this Note and the Indenture, the provisions of the Indenture shall govern. This Security is one of the series designated on the face hereof (herein called the “Notes”).

2. The performance and full and punctual payment of all of the Company’s obligations under the Indenture and this Note, whether for delivery of ADSs or payment (whether at the Stated Maturity Date, upon redemption, acceleration or otherwise) of the principal, interest, Additional Amounts and all other amounts that may come due and payable under the Indenture and this Note, is irrevocably and unconditionally guaranteed by the Guarantor.

3. The Notes may not be redeemed or terminated prior to Stated Maturity (except as provided in the Indenture) and are not entitled to the benefit of any sinking fund.

4. Additional Notes on terms and conditions identical to those of this Note may be issued by the Company without the consent of the Holders of the Notes. The amount evidenced by such additional Notes shall increase the aggregate principal amount of, and shall be consolidated and form a single series with, the Notes.

5. If an Event of Default with respect to Notes shall occur and be continuing, the principal of all of the Notes may be declared due and payable, and therefore will result in the mandatory conversion of the principal amount thereof for ADSs and/or other consideration as permitted or required under the terms hereof, in the manner and with the effect provided in the Indenture.

6. All payments in respect of the Notes shall be made without withholding or deduction for any present or future taxes, duties, assessments or other governmental charges of whatever nature imposed, levied, collected, withheld or assessed by or on behalf of the Cayman Islands, Brazil or any Successor Jurisdiction or any authority therein or thereof having power to tax (“Foreign Taxes”), except to the extent that such Foreign Taxes are required by the Cayman Islands, Brazil, such Successor Jurisdiction or any such authority to be withheld or deducted. In the event of any withholding or deduction for any Foreign Taxes, the Company or the Guarantor, as the case may be, shall make such deduction or withholding, make payment of the amount so withheld to the appropriate governmental authority and pay such additional amounts (“Additional Amounts”) as are necessary to ensure that the net amounts received by the Holders of the Notes after such withholding or deduction equals the respective amounts of principal, premium and interest which would have been receivable in respect of such Notes had no such withholding or deduction (including for any Foreign Taxes payable in respect of Additional Amounts) been required, except that no such Additional Amounts shall be payable with respect to any payment on a Note:

(i)	to, or to a third party on behalf of, a Holder who is liable for any such taxes, duties, assessments or other governmental charges in respect of a Note by reason of (A) a connection between the Holder and the Cayman Islands or Brazil other than the mere holding of such Note and the receipt of payments with respect to such Note or (B) failure by the Holder to comply with any certification, identification or other reporting requirement concerning the nationality, residence, identity or connection with the Cayman Islands, Brazil or a Successor Jurisdiction, or applicable political subdivision or authority thereof or therein having power to tax, of such Holder, if compliance is required by such jurisdiction, or any political subdivision or authority thereof or therein having power to tax as a precondition to exemption from, or reduction in the rate of, the tax, assessment or other governmental charge and the Company has given the Holders at least 30 days’ notice that Holders will be required to provide such certification, identification or other requirement;

(ii)	in respect of any such taxes, duties, assessments or other governmental charges with respect to a Note surrendered (if surrender is required) more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for and notice thereof is given to Holders, whichever occurs later, except to the extent that the Holder of such Note would have been entitled to such Additional Amounts on surrender of such Note for payment on the last day of such 30-day period;

(iii)	in respect of estate, inheritance, gift, sales, transfer, personal property or similar tax, assessment or governmental charge imposed with respect to a Note;

(iv)	in respect of any tax, assessment or other governmental charge payable otherwise than by deduction or withholding from payments on the Notes or by direct payment by the Company or the Guarantor in respect of claims made against the Company or the Guarantor;

(v)	where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of November 26-27, 2000 or any law implementing or complying with, or introduced in order to conform to, such directive; or

(vi)	in respect of any combination of the above.

Solely for purposes of this paragraph 6, the term “Holder” of any Note means the direct nominee of any beneficial owner of such Note, which holds such beneficial owner’s interest in such Note. Notwithstanding the foregoing, the limitations on the Company’s or the Guarantor’s obligation to pay Additional Amounts set forth in clause (i) above shall not apply if (a) the provision of information, documentation or other evidence described in such clause (i) would be materially more onerous, in form, in procedure or in the substance of information disclosed, to a Holder or beneficial owner of a Note (taking into account any relevant differences between U.S. and Cayman Islands or Brazilian law, regulation or administrative practice) than comparable information or other reporting requirements imposed under U.S. tax law (including tax treaties between the United States and the Cayman Islands or Brazil), regulation (including proposed regulations) and administrative practice.

The Company or the Guarantor, as the case may be shall promptly provide the Trustee with documentation (which may consist of certified copies of such documentation) satisfactory to the Trustee evidencing the payment of Foreign Taxes in respect of which the Company or the Guarantor has paid any Additional Amounts. Copies of such documentation shall be made available to the Holders of the Notes or the Paying Agent, as applicable, upon request therefor.

The Company or the Guarantor, as the case may be, shall pay all stamp, issue, registration, documentary or other similar duties, if any, which may be imposed by the Cayman Islands or Brazil or any governmental entity or political subdivision therein or thereof, or any taxing authority of or in any of the foregoing, with respect to the Indenture or the issuance of the Notes or the Guaranty.

All references herein or in the Indenture, to principal or interest in respect of any Note shall be deemed to include all Additional Amounts, if any, payable in respect of such principal or interest, unless the context otherwise requires, and express mention of the payment of Additional Amounts in any provision hereof shall not be construed as excluding reference to Additional Amounts in those provisions hereof where such express mention is not made.

In the event that Additional Amounts actually paid with respect to the Notes pursuant to the preceding paragraphs are based on rates of deduction or withholding of withholding taxes in excess of the appropriate rate applicable to the Holder of such Notes, and, as a result thereof such Holder is entitled to make claim for a refund or credit of such excess from the authority imposing such withholding tax, then such Holder shall, by accepting such Notes, be deemed to have assigned and transferred all right, title, and interest to any such claim for a refund or credit of such excess to the Company. However, by making such assignment, the Holder makes no representation or warranty that the Company will be entitled to receive such claim for a refund or credit and incurs no other obligation with respect thereto.

7. If, as a result of any amendment to, or change in, the laws (or any rules or regulation thereunder) of the Cayman Islands or Brazil or any political subdivision or taxing authority thereof or therein affecting taxation or any amendment to or change in an official interpretation, administration or application of such laws, rules or regulations (including a holding by a court of competent jurisdiction), which amendment or change of such laws, rules or regulations or the interpretation thereof becomes effective on or after the date hereof, the Company would be obligated to pay Additional Amounts in respect of the Notes pursuant to the terms and conditions thereof in excess of those attributable to Cayman Islands or Brazilian withholding tax on the basis of a statutory rate of 15%, and if such obligation cannot be avoided by the Company after taking measures the Company considers reasonable to avoid it, then, at the Company’s option, the Company may redeem the Notes in whole but not in part by converting the Notes into ADSs at the Cash Acquisition Conversion Rate. If such an amendment or change in laws occurs, the Company or CVRD shall notify the Trustee and the Depositary and issue a Press Release informing Holders of such amendment or change in law and the Company’s decision to exercise its right to convert the notes as provided herein. In addition to the ADSs issued upon such conversion, the Company shall pay each Holder in cash the sum of (a) an amount equal to any accrued and unpaid interest on such Holder’s Notes, and (b) the present value of all remaining interest payments such Holder’s Notes (including deferred interest) through and including the stated maturity date, computed using a discount rate equal to the Treasury Yield plus 50 basis points.

8. The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Securities of each affected series under the Indenture at any time by the Company and the Trustee with the consent of the Holders of a majority in principal amount of the Securities at the time Outstanding of each affected series. The Indenture also contains provisions (i) permitting the Holders of a majority in principal amount of the Securities at the time Outstanding of any affected series under the Indenture on behalf of the Holders of all Securities of such series, to waive compliance by the Company with certain provisions of the Indenture and (ii) permitting the Holders of a majority in principal amount of the Securities at the time Outstanding of any affected series under the Indenture on behalf of the Holders of all Securities of such series, to waive certain past defaults under the Indenture and their consequences.

Any such consent or waiver by the Holder of this Note shall be conclusive and binding upon such Holder and upon all future Holders of this Note and of any Note issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Note.

9. As provided in and subject to the provisions of the Indenture, the Holder of this Note shall not have the right to institute any proceeding with respect to the Indenture or for the appointment of a receiver or trustee, or for any other remedy thereunder, unless (i) such Holder shall have previously given the Trustee written notice of a continuing Event of Default with respect to the Notes, (ii) the Holders of not less than 25% in principal amount of the Notes at the time Outstanding shall have made written request to the Trustee to institute proceedings in respect of such Event of Default as Trustee and offered the Trustee indemnity reasonably satisfactory to it, and the Trustee shall not have received from the Holders of a majority in principal amount of Notes at the time Outstanding a direction inconsistent with such request, and (iii) the Trustee shall have failed to institute any such proceeding, for 60 days after receipt of such notice, request and offer of indemnity. The foregoing shall not apply to any suit instituted by the Holder of this Note for the enforcement of any payment of principal hereof or any interest hereon on or after the respective due dates expressed herein.

10. No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to deliver ADSs and pay any interest on this Note at the times, place and rate, and in the coin or currency, herein prescribed.

11. If CVRD preferred class A shares cease to be represented by American Depositary Receipts issued under a depositary receipt program sponsored by CVRD, or CVRD ADSs cease to be listed on the NYSE (and are not at that time listed on another United States national securities exchange or reported on the NASDAQ Stock Market), all references in this Note to the ADSs will be deemed to have been replaced by a reference to the number of CVRD preferred class A shares corresponding to the CVRD ADSs on the last day on which the CVRD ADSs were traded on the NYSE (as adjusted, pursuant to the provisions of the Indenture, for any other property the CVRD ADSs represented as if the other property had been distributed to holders of the CVRD ADSs on that day).

12. As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Note is registrable in the Security Register, upon surrender of this Note for registration of transfer at the office of the Trustee or agency of the Company in any place where the principal of and any interest on this Note are payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Notes of this Series and of like tenor, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

The Notes are issuable only in registered form without coupons in denominations of $50 and any integral multiple of $50 in excess thereof.

No service charge shall be made for any such registration of transfer or exchange, but the Company or the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

13. Prior to due surrender of this Note for registration of transfer, the Company, the Guarantor, the Trustee and any agent of the Company, the Guarantor or of the Trustee may treat the Person in whose name this Note is registered as the owner hereof for all purposes, whether or not this Note is overdue, and neither the Company, the Guarantor, the Trustee nor any such agent shall be affected by notice to the contrary.

14. This Note and the Indenture shall be governed by and construed in accordance with the laws of the State of New York.

15. All terms used in this Note that are defined in the Indenture shall have the meanings assigned to them in the Indenture.

16. [If the Note is a Global Note, then insert: This Note is a Global Note and is subject to the provisions of the Indenture relating to Global Notes.]

ABBREVIATIONS

The following abbreviations, when used in the inscription of the face of this Note, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM — as tenants in common

TEN ENT — as tenants by the entireties

JT TEN — as joint tenants with right of survivorship and not as tenants in common

UNIF GIFT MIN ACT — [    ]

(Cust)

Custodian [    ] under Uniform (Minor)

Gifts to Minors Act [    ]

(State)

Additional abbreviations may also be used though not in the above list.

[TO BE ATTACHED TO GLOBAL NOTES]

SCHEDULE OF INCREASES OR DECREASES IN GLOBAL NOTE

The initial principal amount of this Global Note is $ [    ].

The following increases or decreases in this Global Note have been made:

Date of Exchange	Amount of Decrease in Principal Amount of this Global Note	Amount of Increase in Principal Amount of this Global Note	Principal Amount of this Global Note following such Decrease or Increase	Signature of Authorized Officer of Trustee of Notes Custodian